WPCS INTERNATIONAL INCORPORATED
                            140 South Village Avenue
                                    Suite 20
                            Exton, Pennsylvania 19341


                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about June 12, 2002, by WPCS International Incorporated (formerly Phoenix Star Ventures, Inc.), a Delaware corporation (the "Company"), to the holders of record of shares of common stock, no par value, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new member to the Company's Board of Directors.

         On May 17, 2002, the Company entered into an Agreement and Plan of Merger with WPCS Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), WPCS Holdings, Inc., a Delaware corporation ("WPCS"), and Andy Hidalgo. Pursuant to the terms of the Agreement and Plan of Merger which closed on May 24, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of WPCS from Mr. Hidalgo in exchange for an aggregate of 5,500,000 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, WPCS was merged with and into Subsidiary. As a condition to the Acquisition, the Company's director prior to the transaction is required to appoint Mr. Hidalgo as a member of the Company's Board of Directors. Stephen C. Jackson, the Company's current member of the Board of Directors, will resign effective as of the appointment of Mr. Hidalgo.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Mr. Hidalgo to the Company's Board of Directors.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

         The Common Stock is the only class of voting securities of the Company outstanding. As of May 24, 2002, there were 9,025,632 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

o each person known to beneficially own more than five percent of the Common Stock;
o each director of the Company (including proposed directors); and
o all directors and executive officers as a group.


Name and Address                                       Shares of                Percent
of Beneficial Owner                                  Common Stock               of Class

Andy Hidalgo                                         5,500,000                  60.9%
140 South Village Avenue
Suite 20
Exton, Pennsylvania 19341

All officers and directors, after
  completion of the Acquisition (1 person)           5,500,000                  60.9%
-----------------------

Appointment of New Directors


         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Andy Hidalgo to be appointed to the Board of Directors. Set forth below is certain information with respect to Mr. Hidalgo:

         Mr. Hidalgo has been Chairman and Chief Executive Officer of WPCS, a fixed wireless services provider, responsible for the development and implementation of the company's business plan. From September 2000 until December 2001, Mr. Hidalgo was President of Wireless Professional Communication Services Incorporated, a technology distribution company. From November 1999 until September 2000, Mr. Hidalgo was Chairman and Chief Executive Officer of CommSpan Incorporated, a holding company for the communications infrastructure subsidiaries acquired from Applied Digital Solutions. From December 1997 until September 1999, Mr. Hidalgo was Senior Vice President for Applied Digital Solutions, a telecommunications company, where is was responsible for the core business group that represented five divisions, 30 subsidiaries and $200 million in annual revenue. From December 1995 until December 1997, Mr. Hidalgo was Divisional Director of Bentley Systems Incorporated, a privately held engineering software company, where he developed and implemented the sales and marketing strategies for the manufacturing market sector.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION REVIEW

         The following table sets forth in summary form the compensation received by our Chief Executive Officer. None of our former or current executive officers received in excess of $100,000 in compensation during the fiscal year ended April 30, 2001 or during any other twelve month period.

Name and Principal         Fiscal                    Other Annual    Restricted    Options
Position                   Year     Salary  Bonus    Compensation    Stock Awards  Granted
-------------------------------------------------------------------------------------------

Stephen C. Jackson         2001   $15,085   --          $21,085          --        100,000
former President,
Secretary
and Treasurer

         In connection with the sale of its subsidiary, the Company entered into a consulting agreement with Stephen Jackson under which the Company paid Mr. Jackson $6,000 during the two month period ending April 30, 2001. The Company also granted Mr. Jackson an option to purchase 11,111 shares of the Company's common stock at a price of $2.70 per share at any time prior to April 30, 2002. In addition, the Company agreed to include the shares issuable upon the exercise of the option to Mr. Jackson in any amended or future registration statement which may be filed by the Company.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            WPCS INTERNATIONAL INCORPORATED



                                   By:  /s/ANDY HIDALGO
                                           Andy Hidalgo,
                                           President and Chief Executive Officer